Profit and Loss

RJR Importer & Distributor LLC

Date Range: Jan 01, 2025 to May 31, 2025

Report Type: Accrual (Paid & Unpaid)



ACCOUNTS	Jan 01, 2025 to May 31, 2025
Income	
Cash Back Bank Of America	$48.08
Cash Rewards - Credit Cards	$510.00
Florida Retailer Sales	$111,127.70
Sales	$15,112.99
Sales Discounts	-$191.14
Uncategorized Income	$864.18
Wine Services Development	$1,693.01
Wise Deposit Interest Payments	$21.85
Unrealized Gain on Foreign Exchange	$4,784.00
Total Income	**$133,970.67**
Cost of Goods Sold	
Inventory Expense Akuna	$504.57
Inventory Expense Albariza	$1,431.39
Inventory Expense Bambolea	$3,009.79
Inventory Expense Carballal	$6,784.16
Inventory Expense Cerrón	$6,254.68
Inventory Expense Chozas Carrascal	$2,945.84
Inventory Expense Feliz	$2,874.05
Inventory Expense Gil Berzal	$1,584.47

Cost of Goods Sold

Inventory Expense Heretat Mas Tinell	$3,552.36
Inventory Expense Marta Maté	$18,114.19
Inventory Expense Pares Balta	$7,168.18
Inventory Expense Pinoso	$5,352.09
Inventory Expense Ramon Izquierdo	$277.69
Inventory Expense Robiza	$7,043.54
Total Cost of Goods Sold	**$66,897.00**

Gross Profit	**$67,073.67**
As a percentage of Total Income	50.07%

Operating Expenses

Accounting Fees	$1,194.00
Bank Service Charges	$360.48
Car Rental	$26.27
Computer – Hosting	$150.79
DBPR Fees	$15.00
Digital Marketing	$758.21
Flight tickets	$410.86
Florida Sun Bizz Fee	$143.75
Florida Tax DBPR	$6,700.21
Freight & Shipping Costs	$3,636.61
Google	$481.78
Instagram - Ads	$42.85
Instagram Verified	$59.96
Interest Expense	$2,230.68

Operating Expenses

Inverse Mision to Spain	$4,347.67
Meals and Entertainment	$3,698.84
News & Awards	$20.00
Office Supplies	$643.50
Parking	$520.37
Payroll Employer Taxes	$1,410.50
Payroll Software	$0.18
Payroll – Salary & Wages	$7,438.82
Professional Fees	$12,613.07
Public & Attorney Fees	$3.00
Tabc Label	$50.00
Telephone – Land Line	$801.69
Texas Registered Agent Service	$150.00
Toll Payments	$70.00
Trade Fair and Wine Competition	$476.00
Travel Expense	$552.37
US Custom Taxes & Duties	-$1,750.73
USPS	$21.08
Uncategorized Expense	$102.99
Vehicle – Fuel	$1,024.82
Warehouse & Delivery Florida	$13,753.90
Wine Fair and Events	$176.55
Unrealized Loss on Foreign Exchange	$367.13
Total Operating Expenses	**$62,703.20**

Net Profit	$4,370.47
As a percentage of Total Income	3.26%

Balance Sheet

RJR Importer & Distributor LLC

As of May 31, 2025

Report Type: Accrual (Paid & Unpaid)



ACCOUNTS	May 31, 2025
Assets	
Total Cash and Bank	$20,542.00
Total Other Current Assets	$140,816.11
Total Long-term Assets	$1,045.23
Total Assets	**$162,403.34**
Liabilities	
Total Current Liabilities	$99,459.64
Total Long-term Liabilities	$4,165.65
Total Liabilities	**$103,625.29**
Equity	
Total Other Equity	$77,656.22
Total Retained Earnings	-$18,878.17
Total Equity	**$58,778.05**

Cash Flow

RJR Importer & Distributor LLC

Date Range: Jan 01, 2025 to May 31, 2025



CASH INFLOW AND OUTFLOW	Jan 01, 2025 to May 31, 2025
Operating Activities	
Sales	$130,727.98
Purchases	-$56,355.97
Inventory	-$61,266.81
Payroll	-$8,849.32
Net Cash from Operating Activities	**$4,255.88**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$3,060.00
Owners and Shareholders	-$2,579.99
Net Cash from Financing Activities	**$480.01**

OVERVIEW

Starting Balance	**$15,806.11** As of 2025-01-01
Gross Cash Inflow	$142,658.72
Gross Cash Outflow	$137,922.83
Net Cash Change	**$4,735.89**
Ending Balance	**$20,542.00** As of 2025-05-31